[Letterhead of King & Spalding LLP]
October 20, 2009
VIA FACSIMILE AND EDGAR

Mr. Jay E. Ingram
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Novelis Inc. Registration Statement on Form S-4 Filed on September 11, 2009 File No.: 333-161892
Dear Mr. Ingram:
     In a letter dated October 8, 2009 from the staff of the Securities and Exchange Commission regarding the Registration Statement on Form S-4 filed by Novelis Inc. on September 11, 2009 (the “Registration Statement”), Comment 45 requested confirmation of certain matters regarding the legal opinion letter of King & Spalding LLP included as Exhibit 5.1 to the Registration Statement. This letter hereby confirms that our reference and limitation to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.
Respectfully submitted,
/s/ King & Spalding LLP